October 16, 2009
David Edgar
Staff Accountant
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:
Hauppauge Digital,  Inc.
Form 10-K for the Fiscal Year Ended September 30, 2008 filed on January 13, 2009
Form 10-Q for the Quarterly period ended June 30, 2009 filed on August 14, 2009
File No. 001-13550

Dear Mr. Edgar:

Enclosed is the Company’s response to the  comment contained in your October 8, 2009 letter.  The response in  the enclosed letter is numbered to correspond with the numbered comment per your letter.

Form 10-K for the Fiscal Year Ended September 30, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

SEC Comment #1:

Inventory Obsolescence and Reserves, page 54

1.
We note in your response to prior comment 1. In your response, you indicate that you do not write down the cost of specific inventory, for which you have recorded an allowance, until the inventory turn for the product reaches 36 months and the gross profit margin becomes impaired.  It appears that under these conditions, as sales occur, your inventory balance would decrease while the associated reserve balance would remain on the balance sheet.  Describe your accounting for sales of specifically reserved inventory in further detail  including your accounting for the inventory allowance as these sales occurs.

Hauppauge Digital Inc.  response:

As described in our first  response letter,   it has been the experience of the Company  to have normal gross margins for  items that are part of the slow moving reserve.   The Company’s automated system does reduce inventory on the date such reserved inventory is sold without a release to the related reserve. However, the Company has a quarterly manual process where at the end of each quarter the Company reviews the changes in its inventory aging.

The Company  increases  the reserve for  new items that get classified as slow moving.  The Company  reduces  the inventory reserve for items on the reserve list that had sales during the quarter  to correspond to the decrease in  their inventory value.

Since the Company adjusts the inventory reserve to reflect the decrease in inventory due to sales of items on the reserve list,  it is the opinion of  the Company that the Company’s accounting for slow moving inventory accurately reflects the net realizable value of the Company’s inventory.

Hauppauge Digital Inc. acknowledges that the adequacy and accuracy of the disclosures in the filing is the responsibility of the registrant. The registrant acknowledges that staff comments or changes in response to staff comments to the disclosures in Form 10-K and in Form 10-Q do not foreclose the Commission from taking any action with respect to the filing. The registrant also represents that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.